UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2015

Commission File Number 000-20181

SAPIENS INTERNATIONAL CORPORATION N.V.

(Translation of Registrant’s name into English)

c/o Landhuis Joonchi

Kaya Richard J. Beaujon z/n
P.O. Box 837

Willemstad,
Curaçao

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Wesleyan Goes Live with Sapiens ALIS 6.5

Sapiens’ next generation software suite to manage Wesleyan’s end-to-end policy administration, enabling the financial mutual to achieve its ambitious business goals

Holon, Israel – February 24, 2015 – Sapiens International Corporation, (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the insurance industry, with an emerging focus on the broader financial services sector, announced today the successful go-live of the new Sapiens ALIS 6.5 version at Wesleyan, a specialist financial services provider for doctors, dentists, lawyers and teachers.

Sapiens ALIS 6.5 – Sapiens’ core policy administration suite for the life insurance, annuities, savings, pension and medical markets – will enable Wesleyan to introduce new products to the market more rapidly and efficiently. Wesleyan will leverage the functional and technology richness embedded in the Sapiens ALIS platform to achieve its ambitious business goals.

Sapiens ALIS 6.5 went into production for Wesleyan’s income protection business. During the next stage of the project, which is already underway, Sapiens ALIS 6.5 will be implemented for additional lines of business, such as bonds, individual savings accounts (ISA) and individual pensions.

“Wesleyan is embarking on an ambitious growth project and the introduction of Sapiens ALIS 6.5 is a fundamental step in ensuring we have the right foundations in place on which to base our growth plans,” said Liz McKenzie, Wesleyan’s Group Corporate Services director. “This is another important milestone in our long-term relationship with Sapiens.”

“Sapiens has once again demonstrated that we understand the needs of the global life and pension market,” said Roni Al-Dor, president and CEO of Sapiens. “This successful development and implementation will enable Sapiens ALIS to continue to stand out in the global market.”

“This is a very significant achievement that was facilitated by the collective team work and spirit across Wesleyan and Sapiens,” said Raj Ghuman, vice president of Sales and Operations, Sapiens Europe. “Sapiens looks forward to continuing to develop and expand our strategic partnership with Wesleyan.”

About Wesleyan

Wesleyan Assurance Society provides financial services to doctors, dentists, lawyers and teachers on mortgages, savings, investments, pensions, insurance, inheritance tax planning, loans and protection. The company is authorised by Prudential Regulation Authority (PRA) and regulated by the Financial Conduct Authority (FCA) and the Prudential Regulation Authority (PRA). For further information: www.wesleyan.co.uk/.

About Sapiens

Sapiens International Corporation (NASDAQ and TASE: SPNS) is a leading global provider of software solutions for the insurance industry, with an emerging focus on the broader financial services sector. Sapiens offers core, end-to-end solutions to the global general insurance, property and casualty, life, pension and annuities, reinsurance and retirement markets, as well as business decision management software. The company has a track record of over 30 years in delivering superior software solutions to more than 130 financial services organizations. The Sapiens team of approximately 1,000 professionals operates through our fully-owned subsidiaries in North America, the United Kingdom, EMEA and Asia Pacific. For more information: www.sapiens.com.

Some of the statements in this press release may constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities and Exchange Act of 1934 and the United States Private Securities Litigation Reform Act of 1995. Words such as "will," "expects," "believes" and similar expressions are used to identify these forward-looking statements (although not all forward-looking statements include such words). These forward-looking statements, which may include, without limitation, projections regarding our future performance and financial condition, are made on the basis of management’s current views and assumptions with respect to future events. Any forward-looking statement is not a guarantee of future performance and actual results could differ materially from those contained in the forward-looking statement. These statements speak only as of the date they were made, and we undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. We operate in a changing environment. New risks emerge from time to time and it is not possible for us to predict all risks that may affect us. For more information regarding these risks and uncertainties as well as certain additional risks that we face, you should refer to the Risk Factors detailed in Item 3 of Part III of our Annual Report on Form 20-F for the year ended December 31, 2013 and subsequent reports and registration statements filed from time to time with the Securities and Exchange Commission.

Investor and Media Contact
Yaffa Cohen-Ifrah
Chief Marketing Officer and Head of Corporate Communications
Sapiens International
Mobile:+1-201-250-9414
Phone: +972-3-790-2026
Email: Yaffa.cohen-ifrah@sapiens.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sapiens International Corporation N.V.

	By:	/s/ Roni Giladi
Roni Giladi
Chief Financial Officer

Dated: February 24, 2015